July 25, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention: Chen Chen and Kathleen Collins

Re:     Commvault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2025
Response dated July 2, 2025
File No. 001-33026

Dear Mmes. Chen and Collins:

This letter sets forth the response of Commvault Systems, Inc. (“we”, “our” or the “Company”) to the comment provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated July 24, 2025. For your convenience, we have copied below in bold type face the Staff’s comment, which is followed by the Company’s response.

Form 10-K for the Year Ended March 31, 2025
Consolidated Statements of Operations, page 47
1.We have reviewed your responses to our prior comments 3 and 4 and have the following additional comments:
•It appears that revenue generated from perpetual and term software licenses is greater than ten percent of total revenues. Therefore, it continues to be unclear to us why you have not separately presented this amount as product revenue on the face of your consolidated statements of operations in accordance with Rule 5-03(b) of Regulation S-X.
•We note you have concluded that your subscription arrangements have term-based licenses and SaaS offerings that are treated as separate performance obligations. We further note that the term-based licenses are recognized when the software is delivered or made available for download and the SaaS is generally recognized ratably over the contract term beginning on the date the service is made available to the customer. However, you have not disclosed the amounts recognized in revenue related to these offerings. It is unclear to us how you have considered ASC 606-10-50-1.
•We note that you have not quantified and disclosed how revenue recognized from your term-based licenses and SaaS offerings impacts your results of operations. It is unclear to us how you have considered Item 303 of Regulation S-K.
Please advise or revise your disclosures in future filings to address these items.

U.S. Securities and Exchange Commission
July 25, 2025

Response:

We respectfully acknowledge the Staff’s comment and appreciate the opportunity to further clarify our revenue presentation and related disclosures.

In consideration of the Staff’s comment, in future filings, beginning with our Form 10-Q for the quarter ended June 30, 2025, we will revise our revenue presentation and disclosures as outlined below:

1. Revenue Disaggregation on the Face of the Financial Statements (Rule 5-03(b) of Regulation S-X)

We will revise the presentation of revenues and cost of revenues on the face of our consolidated statements of operations to separately present:

•Term software license revenue and related costs
•Software-as-a-service (SaaS) revenue and related costs
•Perpetual license revenue and related costs (which are currently presented separately and will continue to be)

We also will include a subtotal labeled “Total Subscription” that combines term software license and SaaS revenues and costs, consistent with how we internally manage and evaluate these offerings.

2. Revenue Recognition Disclosures (ASC 606-10-50-1)

We will revise our disclosures to separately disaggregate revenue recognized from term-based licenses and SaaS offerings on the face of our consolidated statements of operations. In addition, we will enhance the accompanying narrative disclosure to further clarify the nature and timing of revenue recognition for each of these components, in accordance with ASC 606-10-50-1.

3. Management’s Discussion and Analysis (Item 303 of Regulation S-K)

We will enhance our management’s discussion and analysis to include both quantitative and qualitative discussion regarding how revenue recognized from term-based licenses and SaaS offerings impacts our results of operations. We also will continue to monitor and disclose specific trends or business drivers associated with these revenue streams, as they become material.

We believe these revisions will improve the clarity and usefulness of our financial reporting and will align with the requirements of Rule 5-03(b) of Regulation S-X, ASC 606-10-50-1 and Item 303 of Regulation S-K. Our primary objective remains to provide investors with meaningful insight into how we manage and operate our business.

* * * * *

U.S. Securities and Exchange Commission
July 25, 2025

If you should have any questions or comments, please do not hesitate to contact Raquel Fox of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7050.

Commvault Systems, Inc.
/s/ Jennifer DiRico

Jennifer DiRico
Chief Financial Officer

cc:    Raquel Fox
Skadden, Arps, Slate, Meagher & Flom LLP